SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


  RYANAIR ANNOUNCES REDUCTIONS IN SERVICES TO SWEDEN DUE TO SWEDISH FLIGHT TAX

Ryanair, Europe's no.1 low-fares airline, today (Tuesday, 11th July 2006) announced significant reductions in its services to and from Sweden. The airline announced the cancellation of its twice daily service from Stockholm-Vasteras to London-Luton, a reduction in its Malmo-Sturup to London-Stansted from twice daily to a daily service and a reduction in its Gothenburg City Airport to Glasgow-Prestwick service from five weekly flights to three weekly flights. These reductions in service will be effective from the 28th of October 2006. Passengers will be re-accommodated on another Ryanair service or, in the case of Stockholm-Vasteras passengers will also be offered a full reimbursement of their fare.

Ryanair has taken this decision due to the proposals by the Swedish Government to introduce a new 94SEK tax, which will effectively add a further 30% to the average cost of Ryanair's fares.

Announcing the decision at a press conference in Stockholm today, Ryanair's Deputy Chief Executive, Michael Cawley, said;

    "The Swedish Government is destroying low fare travel for Swedes and for those people who want to visit this beautiful country by attempting to push up the average cost of Ryanair's fares by over 30%. The introduction of this tax will make Swedish tourism uncompetitive when compared with cheaper alternatives in Spain, Italy and elsewhere in Europe. Tourism into Sweden has grown only due to the introduction of low fares by Ryanair. Last year, we carried over 2.4 million passengers to and from Sweden and Ryanair's incoming passengers contribute over 2bn SEK to the Swedish economy. The volume of this tourism is completely dependent on the existence of low cost air access. With the introduction of this tax the Swedish Government is now attempting to charge a premium for passengers to visit Sweden over and above the cost of visiting all their other destinations in Europe.

    "On the one hand the Finance Minister Per Nuder is claiming that the Swedish travel industry must grow and that he intends to invest significant sums of money to attract tourists. However, his Government is putting in place policies which are destroying tourism and removing all the economic benefits which it brings. In addition, he is undermining the ability of Swedish industry to compete internationally by making the cost of travel more expensive.

    "Finally, his Government is removing the benefit of low cost access which Ryanair and other low fare carriers have brought to the country.

    "This is a very sad day for the Swedish consumer and Swedish tourism. We hope this Government will see sense and reverse its decision to implement this iniquitous tax".

Ends: Tuesday, 11th July 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 July, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director